SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Freshpet, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

358039105
(CUSIP Number)

Eleazer Klein, Esq. Adriana Schwartz, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2023
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358039105	SCHEDULE 13D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,309,201 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,309,201 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,309,201 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.0%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 358039105	SCHEDULE 13D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON DIANE DIETZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 68,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 68,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON JAMES LILLIE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,800 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,800 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 40,800 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON TIMOTHY R. MCLEVISH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 24,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON KURT T. SCHMIDT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,744 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,744 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,744 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON DWYANE WADE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,292 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,292 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,292 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 8 of 11 Pages

1	NAME OF REPORTING PERSON CARSTEN CHARLES ("CC") SABATHIA, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,586 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,586 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,586 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 9 of 11 Pages

1	NAME OF REPORTING PERSON GINGER GORDEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,615 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,615 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,615 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 10 of 11 Pages

This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D filed by the undersigned on September 22, 2022 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed on December 9, 2022, ("Amendment No. 1"), Amendment No. 2 filed on December 15, 2022 ("Amendment No. 2") and Amendment No. 3, filed on May 24, 2023 (together with the Original Schedule 13D and Amendment No. 1 and Amendment No. 2, the "Schedule 13D") as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented with the addition of the following:

On May 25, 2023, JANA issued a press release containing a letter to the Issuer's Board of Directors (the "May 25 Press Release"), attached hereto as Exhibit I and incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit I:	The May 25 Press Release.

CUSIP No. 358039105	SCHEDULE 13D/A	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2023

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	Partner, Chief Legal Officer and Chief Compliance Officer

/s/ Diane Dietz
DIANE DIETZ

/s/ James Lillie
JAMES LILLIE

/s/ Tim McLevish
TIMOTHY R. MCLEVISH

/s/ Kurt T. Schmidt
KURT T. SCHMIDT

/s/ Dwyane Wade
DWYANE WADE

/s/ CC Sabathia
CC SABATHIA

/s/ Ginger Gorden
GINGER GORDEN

EXHIBIT I

JANA PARTNERS CALLS ON FRESHPET BOARD TO IMMEDIATELY RECTIFY HIGHLY ENTRENCHING ACTIONS INTENDED TO DISENFRANCHISE SHAREHOLDERS AND MANIPULATE SHAREHOLDER VOTE

Believes eleventh hour changes to size and composition of Freshpet’s Board ahead of contested 2023 annual meeting is clear violation of Delaware law and Board’s fiduciary duties

NEW YORK—May 25, 2023—JANA Partners (“JANA”), which along with its affiliates and partners, owns 9.3% of Freshpet, Inc. (“Freshpet” or the “Company”) (NASDAQ:FRPT), today delivered the following letter to the legal counsel of the Freshpet Board of Directors (the “Board”) regarding recent changes to the size and composition of the Board. By adopting such changes, which JANA believes are a desperate attempt to entrench Freshpet’s incumbent directors and impede the free exercise of the shareholder franchise at the Company’s 2023 Annual Meeting of Stockholders (the “Annual Meeting”), the Board has breached its fiduciary duties.

Barry Rosenstein and Scott Ostfeld, Managing Partners at JANA, commented, “The Freshpet Board has a track record of poor decision making, lax oversight and apparent disregard for corporate governance. The Board’s latest stunt—reducing the number of directors up for election amid a contested Annual Meeting and abruptly accelerating its date—is an overt attempt to influence the shareholder vote, and underscores why Board change is desperately needed. The Board must immediately remedy its corporate governance failures and permit shareholders to participate in a fair and democratic election of directors.”

On March 24, 2023, JANA announced that it will be nominating four highly qualified candidates to Freshpet’s Board at the Company’s 2023 Annual Meeting, scheduled for July 25, 2023.

The full text of the letter follows.

May 25, 2023

Derek Zaba, Esq.

Sidley Austin LLP

787 Seventh Avenue

New York, New York 10019

Re: Breaches of Fiduciary Duties by the Board of Directors of Freshpet, Inc.

Dear Derek:

We are counsel to JANA Strategic Investments Benchmark Master Fund, L.P. (“JANA”) and write concerning the recent announcement by Freshpet, Inc. (the “Company”) of certain changes to its Board of Directors (the “Board”). By adopting those changes, which are plainly intended to entrench the current Board in office and impede the free exercise of the stockholder franchise at the Company’s 2023 annual meeting (the “2023 Annual Meeting”), the Board has breached its fiduciary duties. JANA hereby demands that the Board immediately remedy those breaches.

As you are aware, JANA filed a Schedule 13D on September 22, 2022 disclosing that it beneficially owned 4,568,787 shares of the Company’s common stock (9.6% of the outstanding shares) and intended to enter into discussions with the Company’s Board and management team. JANA further disclosed that it had entered into nomination agreements with four individuals pursuant to which those individuals had agreed to become members of a slate of nominees and stand for election as directors of the Company in connection with a possible proxy solicitation in respect of the Company’s 2023 Annual Meeting.1 On December 15, 2022, JANA disclosed that it intended to solicit proxies at the 2023 Annual Meeting. Thus, for months the Board has been aware of JANA’s intent to contest the election of the four Class III directors up for election at the 2023 Annual Meeting. Indeed, as you likely are aware, in the days leading up to the Board’s recent actions, JANA and the Board engaged in discussions about appointing individuals proposed by JANA to the Board.

Pursuant to the Company’s Sixth Amended and Restated Certificate of Incorporation, dated as of October 2, 2022 (the “Certificate of Incorporation”), the Board is staggered into three classes of directors. Class III directors will stand for election at the 2023 Annual Meeting and Class I and Class II directors will stand for election at the 2024 and 2025 annual meetings, respectively.

On Wednesday, May 17, 2023, the Company filed a Current Report on Form 8-K (the “Form 8-K”) announcing numerous changes to the size and composition of the Board. First, the Company announced that the Board had voted, that same day, to (i) expand the size of the Board from ten to eleven directors and (ii) appoint David B. Biegger as a director. Mr. Biegger is to be appointed to serve as a Class I director, meaning that he will not be up for election until the 2024 annual meeting. Then, in the same filing, the Company announced that Charles Norris, a Class III director who was up for re-election at this year’s Annual Meeting, is retiring from the Board and not standing for re-election. The Board then used Mr. Norris’s retirement as a pretext to reduce the size of the Board back down to ten directors such that only three seats would be up for election at the 2023 Annual Meeting.

The Board’s game of musical chairs has had the effect of reducing the number of directors up for re-election at the Annual Meeting from four to three. Plainly, that was the Board’s intention. Indeed, had the Board simply wished to replace Mr. Norris with Mr. Biegger, it could have nominated Mr. Biegger for election to the seat to be vacated by Mr. Norris. Instead, knowing that JANA intended to nominate four candidates, the Board manipulated the corporate machinery by eliminating the Class III seat Mr. Norris will vacate and moving his replacement to Class I.

In addition, the Form 8-K and the attached press release announced that the Board had moved the date of the Annual Meeting up by two months—from late September or early October 2023, which would have been customary and in line with the Company’s annual meeting schedule since at least 2015, to July 25, 2023. As the Company admitted in the Form 8-K, such a change accelerated nomination deadlines under the Company’s Amended and Restated Bylaws (adopted as of October 4, 2022) (the “Bylaws”), thus dramatically shortening JANA’s ability to nominate from thirty days (between June 5, 2023 and July 5, 2023) to ten days, starting on May 17, 2023 and ending on May 27, 2023. In fact, because May 27, 2023, the tenth day, falls on a Saturday, the Bylaws require that the nomination be submitted by May 26, giving stockholders only nine days to submit nominations.

______________________

1 In particular, JANA disclosed that it entered into nomination agreements with Diane Dietz, James Lillie, and Timothy R. McLevish. JANA later disclosed that it had also entered into a nomination agreement with Kurt T. Schmidt. In addition, JANA advised the Company that Scott Ostfeld was a potential director candidate.

Notably, the Board undertook those actions not on a clear day but rather in the face of an impending proxy contest in which JANA has expressed its intention to nominate four candidates for election to the Company’s Board, and mere days after discussions with JANA had failed.

It is well-settled that a board of directors may not “utilize the corporate machinery and the Delaware Law for the purpose of perpetuating itself in office” by “obstructing the legitimate efforts of dissident stockholders in the exercise of their rights to undertake a proxy contest” against the incumbent board. Schnell v. Chis-Craft Indus., Inc., 285 A.2d 437, 439 (Del. 1971); see also Giuricich v. Emtrol Corp., 449 A.2d 232, 239 (Del. 1982) (noting that “careful judicial scrutiny will be given a situation in which the right to vote for the election of successor directors has been effectively frustrated and denied”). Yet that is precisely what the Board has done. By effectively reducing the number of Board seats up for election at the 2023 Annual Meeting, the Board has obstructed JANA’s legitimate efforts as a Company stockholder to undertake a proxy contest.

Where, as here, a board of directors manipulates “the size of its membership for the primary purpose of impeding and interfering with the effectiveness of a shareholder vote in a contested election for directors,” the board’s action is invalid unless it can demonstrate both a “compelling justification” for the action and that the action was a “proportionate and reasonable” defensive measure. MM Cos., Inc. v. Liquid Audio, Inc., 813 A.2d 1118, (Del. 2003) (invalidating board expansion undertaken “for the primary purpose of diminishing the influence of [insurgent’s] two nominees on a five-member Board”). The Board cannot make any such showing.

Moreover, even assuming that the Board was acting in good faith to reapportion directors across classes pursuant to the Certificate of Incorporation’s requirement that the classes be “as nearly equal in size as is practicable,”2 that justification is still insufficient to uphold the Board’s action in the face of an impending proxy contest. See Liquid Audio, 813 A.2d at 1129 (under Blasius, an “incumbent board of directors’ good faith beliefs [are] not a proper basis for interfering with the stockholder franchise in a contested election for successor directors”).

Under settled Delaware precedent, the Board’s attempt to entrench itself and disenfranchise the Company’s stockholders cannot stand. Accordingly, please confirm by no later than Tuesday, May 30, 2023 at 5:00 p.m. EDT that the Company will expand the Board so that four seats are up for election at the 2023 Annual Meeting as was the case before last week’s Board action. Should the Board refuse to do so, JANA fully intends to exercise any and all available means to remedy the Board’s blatant breaches of fiduciary duties, including, without limitation, potentially seeking an order compelling Mr. Biegger to stand for re-election at the Annual Meeting as a Class III director.

JANA reserves all rights and remedies in connection with this matter and waives none.

Sincerely,

Michael E. Swartz

Partner and Litigation Co-Chair

Schulte Roth & Zabel LLP

______________________

2 Article III, Section 2(a) of the Certificate of Incorporation provides, in relevant part, that “until the Corporation’s annual meeting of stockholders in 2025, the directors of the Corporation shall be divided into three classes as nearly equal in size as is practicable, designated Class I, Class II and Class III.”

About JANA Partners

JANA Partners was founded in 2001 by Barry Rosenstein. JANA invests in undervalued public companies and engages with management teams and boards to unlock value for shareholders.

Contacts:

Media

Gasthalter & Co.

Jonathan Gasthalter/Nathaniel Garnick

JANA@gasthalter.com

Investors

IR@janapartners.com

Important Information

JANA Partners LLC, JANA Partners Management, LP, JANA Strategic Investments Benchmark Master Fund, L.P., and Barry Rosenstein (“collectively JANA”), and Scott Ostfeld, Diane Dietz, James Lillie, Timothy R. McLevish, Kurt T. Schmidt, Dwyane Wade, Carsten Charles (CC) Sabathia, Jr. and Ginger Gorden (collectively, and together with JANA, the “Participants”) intend to file with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement and accompanying form of GREEN proxy to be used in connection with the solicitation of proxies from the stockholders of Freshpet, Inc. (“Freshpet” or the “Company”) in connection with the Company’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”). All stockholders of the Company are advised to read the definitive proxy statement and other documents related to the solicitation of proxies, each in connection with the 2023 Annual Meeting, by the Participants when they become available, as they will contain important information, including additional information related to the Participants. The definitive proxy statement and an accompanying GREEN proxy card will be furnished to some or all of the Company’s stockholders and will be, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/.

Information about the Participants and a description of their direct or indirect interests by security holdings is contained in an exhibit to the Schedule 14A filed by the Participants with the SEC on May 24, 2023. This document is available free of charge from the source indicated above.

Disclaimer

This material does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in any state to any person. In addition, the discussions and opinions in this press release and the material contained herein are for general information only, and are not intended to provide investment advice. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are “forward-looking statements,” which are not guarantees of future performance or results, and the words “will,” “anticipate,” “believe,” “expect,” “potential,” “could,” “opportunity,” “estimate,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained in this press release and the material contained herein that are not historical facts are based on current expectations, speak only as of the date of this press release and involve risks that may cause the actual results to be materially different. Certain information included in this material is based on data obtained from sources considered to be reliable. No representation is made with respect to the accuracy or completeness of such data, and any analyses provided to assist the recipient of this material in evaluating the matters described herein may be based on subjective assessments and assumptions and may use one among alternative methodologies that produce different results. Accordingly, any analyses should also not be viewed as factual and also should not be relied upon as an accurate prediction of future results. All figures are unaudited estimates and subject to revision without notice. JANA disclaims any obligation to update the information herein and reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Past performance is not indicative of future results.